Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

Soaring Eagle Announces Achievement of Quorum to Pass Proposed Business Combination with Ginkgo, Proxies Received Indicate Overwhelming Support for All Proposals

•	Extraordinary General Meeting to Be Held on September 14, 2021; Closing of Business Combination Expected to Occur on September 16, 2021

•	Shares of the Combined Company Expected to Begin Trading on NYSE under the ticker “DNA” on September 17, 2021

NEW YORK, N.Y.— September 8, 2021—Soaring Eagle Acquisition Corp. (the “Company” or “Soaring Eagle”) (Nasdaq: SRNGU, SRNG, SRNGW) announced today that it had achieved a quorum for the extraordinary general meeting of the Company’s shareholders to be held on September 14, 2021 (the “Special Meeting”) in connection with its business combination (the “Business Combination”) with Ginkgo Bioworks, Inc. (“Ginkgo”) and that the shareholders who have submitted proxies to date on the proposals included in the Company’s proxy statement for the Special Meeting have overwhelmingly voted in support of the Business Combination and all other proposals to be voted on at the Special Meeting. Accordingly, it is anticipated that the Business Combination and the other proposals will be approved at the Special Meeting. Shareholders may change or revoke their proxies before or at the Special Meeting.

Assuming such approval and subject to the satisfaction or waiver of the other customary closing conditions, Soaring Eagle anticipates completing its domestication to Delaware on September 15, 2021 and closing the Business Combination on September 16, 2021. In connection with the closing of the Business Combination, the Company will change its name to Ginkgo Bioworks Holdings, Inc. and the combined company’s shares of Class A common stock and public warrants are expected to trade on the New York Stock Exchange beginning on September 17, 2021 under the ticker symbols “DNA” and “DNA.WS,” respectively.

If any Soaring Eagle shareholder has any questions, needs assistance in voting their shares or does not receive the definitive proxy statement/prospectus relating to the Business Combination, such shareholder should contact their broker or Morrow Sodali, Soaring Eagle’s proxy solicitor, at (800) 662-5200, or by email to SRNG.info@investor.morrowsodali.com.

About Soaring Eagle Acquisition Corp.

Soaring Eagle Acquisition Corp. is a special purpose acquisition company founded by Harry E. Sloan, Jeff Sagansky, and Eli Baker for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

About Ginkgo

Ginkgo is building a platform to program cells as easily as we can program computers. The company’s platform is enabling biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo has also actively supported a number of COVID-19 response efforts, including K-12 pooled testing, vaccine manufacturing optimization and therapeutics discovery. In May 2021, Ginkgo announced a business combination with Soaring Eagle, which, if completed, will result in Ginkgo, through a parent entity, Ginkgo Bioworks Holdings, Inc., becoming a public company. The extraordinary general meeting of Soaring Eagle’s shareholders in connection with the transaction has been scheduled for September 14, 2021 and the transaction is expected to close shortly thereafter, subject to customary closing conditions. For more information, visit www.ginkgobioworks.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle, including statements regarding the number of shares expected to vote in favor of the business combination and the anticipated timing of the Special Meeting. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Soaring Eagle’s securities, (ii) the risk that the transaction may not be completed by Soaring Eagle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Soaring Eagle, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Soaring Eagle and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by Soaring Eagle’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against Soaring Eagle related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of Soaring Eagle’s securities on Nasdaq, (x) volatility in the price of Soaring Eagle’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors’’ section of Soaring Eagle’s proxy statement/prospectus relating to the transaction, and in Soaring Eagle’s other filings with the Securities and Exchange Commission (“SEC”). Soaring Eagle and Ginkgo caution that the foregoing list of factors is not exclusive. Soaring Eagle and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Soaring Eagle nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus that is both the proxy statement to be distributed to the Company’s shareholders in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Registration Statement was declared effective by the SEC on August 11, 2021 and the definitive proxy statement/prospectus and other relevant documents have been mailed to the Company’s shareholders as of the record date for the Special Meeting. The Company’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, as it contains important information about the parties to the Business Combination. Shareholders may also obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Soaring Eagle Acquisition Corp., 955 Fifth Avenue, New York, New York, Attention: Eli Baker, President and Chief Financial Officer, (310) 209-7280.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the definitive proxy statement/prospectus included in the Registration Statement, and is available free of charge from the sources indicated above. To the extent that holdings of Soaring Eagle’s securities have changed since the amounts printed in Soaring Eagle’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Ginkgo and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Contacts

MEDIA CONTACT:

Jeff Pryor/jeff@prioritypr.net

Press@ginkgobioworks.com

INVESTOR CONTACTS:

investors@ginkgobioworks.com

investors@eagleequityptnrs.com

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